ALMADEN MINERALS LTD.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Three Months Ended March 31, 2008

Almaden Minerals Ltd. (“Almaden” or “the Company”) is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit with focus on Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or where joint ventures may be arranged whereby other companies provide funding for development and exploitation.  The Company’s common stock is quoted on the American Stock Exchange under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

This management discussion and analysis of the consolidated operating results and financial condition of the company for the three months ended March 31, 2008 is prepared as of May 12, 2008 and should be read in conjunction with the audited consolidated financial statements and the related notes thereto for the year ended December 31, 2007 and the consolidated financial statements for the quarter ended March 31, 2008 which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.  Additional information relating to Almaden is available on its website at www.almadenminerals.com, on the Canadian Securities Administrator’s website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

OVERALL PERFORMANCE

During the quarter ended March 31, 2008, Almaden continued to focus on identifying and acquiring mineral exploration projects that the Company could upgrade by way of early stage exploration and then deal to other parties for ongoing development.  Work was carried out during the period on several properties to prepare them for possible optioning out and the Company negotiated a new option agreement on the Tropico project in Mexico.

Exploration work was also carried out by others on projects already optioned out.  The sections in this document titled “Exploration – Canada”, “Exploration – Mexico” and “Exploration – United States” fully describe the activities in this quarter.

Almaden maintained its cash position of $14.5 million during the quarter due to expenditures being offset by a $250,000 flow-through financing (see “Financial Position and Liquidity”) and the proceeds from the sale of marketable securities.

RESULTS OF OPERATIONS – First Quarter

For the quarter ended March 31, 2008, the Company recorded a net loss of $693,194 or $0.01 per share (2007 – $28,674 or $0.00 per share).  The increase in net loss was primarily due to recognizing a future income tax recovery of $642,600 during the quarter ended March 31, 2007 relating to flow-through shares issued during 2006 and renounced in the first quarter of 2007.

Because the Company is an exploration company, it has no revenue from mining operations.  During the quarter ended March 31, 2008, revenue consisted mainly of interest income, profits from induced polarization surveys and drilling programs undertaken on behalf of third parties, and the sale of certain geological data which is included in other income.  During the quarter ended March 31, 2007, revenue consisted mainly of interest income and the recovery of value-added tax in Mexico included in other income.  The recovery of value-added tax in Mexico has decreased as the Company has recovered much of prior year’s claims.

General and administrative expenses were $341,517 in 2008 (2007 - $368,741).  Office and licenses increased due to the hiring of staff in the latter half of 2007 and stock exchange fees increased due to the payment of the annual 2008 exchange fees during the quarter ended March 31, 2008. Professional fees and regulatory compliance decreased in the quarter ended March 31, 2008 in comparison to the level of work undertaken in the quarter ended March 31, 2007 in preparation of the Company’s first audit of its internal controls systems in accordance with the ‘SOX’ requirements.  Travel and promotion decreased although the Company did participate in the Vancouver Resource Investment Conference, the Prospectors and

Developers Association Conference and Casey Investment Conference in Phoenix.  The Company also continued to retain Casey Research for a sponsored profile on the Kitco Casey website.

General exploration expenses were $254,740 in the quarter ended March 31, 2008 (2007 - $462,329).  The decrease is due to less regional exploration being undertaken in Mexico.

Significant non-cash items include the write-down of interests in mineral properties which fluctuates period to period based on management’s evaluation of the carrying value of each mineral property interest held at that time.

The Company has not in the past and does not presently intend to pay dividends in the foreseeable future, as earnings, if any, would be retained for use in developing and expanding its business.

SUMMARY OF QUARTERLY INFORMATION

The following table sets forth selected quarterly financial information for each of the Company’s last eight quarters:

	Mar 31 2008	Dec 31 2007	Sep 30 2007	Jun 30 2007	Mar 31 2007	Dec 31 2006	Sep 30 2006	Jun 30 2006
Total revenues	$260,683	$136,224	$161,495	$254,247	$200,332	$271,051	$322,518	$120,434
Net loss	693,194	302,688	599,652	117,806	28,674	583,927	2,620,044	638,236
Net loss per share	0.01	0.00	0.02	0.00	0.00	0.01	0.06	0.02
Income on mineral property Options	10,465	179,662	1,038,287	345,472	14,275	233,305	196,080	61,878
Write-down of interests in mineral properties	219,148	170,683	361,264	49,411	165,515	665,577	156,615	198,319
Stock option compensation	39,600	115,500	585,000	-	-	-	2,488,900	-
Working capital	16,567,588	17,415,132	18,845,987	19,840,112	18,435,461	20,242,376	19,897,478	20,391,303
Total assets	27,588,325	27,969,639	28,925,586	28,625,642	28,772,437	28,719,562	28,181,386	27,741,946

Almaden’s exploration expenditures and administrative costs vary with the activities described in this MD&A.  The recording of non-cash stock option compensation expense has caused the net loss to vary significantly between quarters.

The Company also regularly writes down its value of mineral properties and these amount can also vary significantly with the exploration results.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2008, the Company had working capital of $16,567,588 and cash and cash equivalents of $14,487,493 compared to working capital of $17,415,132 and cash and cash equivalents of $14,548,760 at December 31, 2007. The decrease in working capital and cash and cash equivalents is primarily due to the investment in mineral properties.  In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at March 31, 2008 was $1,493,542 or $1,218,774 above book value as presented in the financial statements.  Also included in working capital is a liability arising from the contingent obligation in the event the Company is unsuccessful in its appeal of assessed additional mineral tax of $379,653 for prior years. On June 22, 2005, a petition was filed on the Company’s behalf in the Supreme Court.  The matter will proceed to British Columbia Supreme Court.  The Company is waiting for the scheduling of the hearing.  The Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for at least the next year.  The Company has no long-term debt.

Cash used in operations in the first quarter of 2008 was $328,244 (2007 - $780,629) after adjusting for non-cash activities.   Significant changes in non-cash items include write-down of marketable securities.

During the current quarter, $240,878 was received from the issuance of 100,000 flow through common shares at $2.50 per share pursuant to a private placement less share issue costs and $282,705 was received on the exercise of 338,900 stock options.  $309,506 was received during the same period of the prior year was from the exercise of stock options.

Cash used for investing activities during the quarter ended March 31, 2008 was $256,606 (2007 - $1,907,138).  Significant items include the sale of equity securities and investments made in mineral properties interests.  Proceeds from the sale of equity securities were $543,407 (2007 - $206,254). The Company disposes of its equity securities when favorable market conditions exist for any of its holdings.   Investments made in mineral properties in the first quarter of 2008 was $785,457

(2007 - $2,109,927) and includes the second installment payment for the Matehaupil concession which the Company will recover from the mineral property deposit required to guarantee payment ($98,806), a drill program and claim maintenance of the ATW property in the Northwest Territories ($97,102), a geophysical and geochemical program on the Caldera property in Mexico ($126,657) and the staking and exploration of new claims in Nevada and Utah ($118,277).   Investments in mineral properties interests are net of any proceeds received from option agreements and costs recovered. Attached to this management’s discussion and analysis is a schedule of acquisition and deferred exploration expenditures on the Company’s primary properties during the three months ended March 31, 2008.

EXPLORATION PROJECTS - CANADA

Elk - The Company has appointed G & T Metallurgical Services Ltd. of Kamloops, BC to carry out ore processing test work on samples from the deposit.  An internal scoping study examining the potential for both open-pit and underground mining, along with on-site mineral processing was completed during October 2007. The Company is currently evaluating the report before making further plans for the project.  Expressions of interest in the project have been received from several parties. During the first quarter of 2008, $127,055 was spent on the property on evaluation which included collection of baseline environmental and socio economic data.

Ponderosa – This property was staked and is 100% held by the Company. The property is within the Spences Bridge Group volcanic assembly near Merritt, B.C. During 2007, the Company entered into an agreement with Strongbow Exploration Inc. (“Strongbow”) whereby Strongbow could have earned a 60% interest in the property.  Strongbow conducted a first phase drill program on the property. Results have been received and are currently being analyzed.  During the first quarter of 2008, Strongbow relinquished its option on the property. The Company incurred $1,106 in costs on the property during the same quarter which was written off to operations. The Company is considering a limited drilling program for 2008.

Skoonka Creek - The Skoonka Creek property was staked by the Company and optioned to Strongbow.  During 2006, Strongbow earned a 51% interest in the property. The Company decided not to participate in the 2007 work program and estimates its interest will be diluted to 32%.   Strongbow completed the work program on the property.  Results have not yet been received.  During the three months ended March 31, 2008, no costs were incurred by the Company on the property.

Nicoamen River - The Nicoamen River property was staked by the Company and is 100% held.  At the end of 2007, the Company entered into an agreement with Zenith Industries Corp. (“Zenith”) whereby Zenith can earn a 60% interest by incurring exploration expenditures of $4,000,000 by December 31, 2012 and issue 1,000,000 shares to the Company by December 31, 2010.  During the first quarter ended March 31, 2008, no costs were incurred by the Company on the property.  The Company has no planned 2008 exploration program with all work being conducted by Zenith.

Merit and Brookmere – These properties were staked during 2004 and are 100% held. The properties were optioned to Williams Creek Explorations Ltd. (“Williams Creek”) whereby Williams Creek can earn a 60% interest in either or both of these properties by spending $4 million on exploration and issuing 1,000,000 shares to Almaden in staged payments over six years. The Company has no planned 2008 exploration program with all work being conducted by Williams Creek who are planning a drill program for the Merit property. All costs incurred during the three months ended March 31, 2008 were recovered from Williams Creek.

ATW - The Company has a net 41.5% interest in this diamond property through its 50% ownership of ATW Resources Ltd.    During the first quarter of 2008 the Company incurred $97,102 which included $92,298 for its’ pro rata portion of a drill program to obtain till samples on the property.

Tarsis Capital Corp. - The Company owns 3,500,000 common shares, representing 30% of the issued and outstanding shares of Tarsis Capital Corp. (“Tarsis”). The shares are subject to Escrow Restrictions as imposed by the TSX Venture Exchange. The shares were acquired during 2007 pursuant to the terms of an agreement under which Tarsis acquired the MOR, Cabin Lake, Caribou Creek, Goz Creek, Tim, Meister River, and Erika properties.  In addition, a 2% net smelter return royalty is payable to us with regard to minerals produced, saved and sold from the properties. An additional 500,000 common shares of Tarsis will be issued to us if Tarsis enters into an option agreement with an arm’s length third party whereby that party agrees to expend a minimum of $500,000 to earn its interest and has incurred expenditures of $200,000 within 24 months of the closing date of the agreement.  Tarsis has optioned the Tim claims to a third party which is currently drilling on the property and the spending required to trigger the share issue is anticipated shortly.

EXPLORATION PROJECTS - MEXICO

Caballo Blanco  - During 2007, Almaden re-acquired a 100% interest in the property subject to a sliding scale NSR. A program consisting of surface geochemical surveys and geological work was carried out, which developed several new drill targets.  The Company entered into an agreement with Canadian Gold Hunter Corp. (“CGH”) whereby CGH can acquire a 70% interest in the property by issuing 1 million shares of CGH to Almaden (received) and making a US$500,000 payment (received), spending US$12.0 million on exploration and funding all costs required for the completion of a bankable feasibility study.  A work program which includes geologic mapping, geochemical and geophysical surveys and drilling started late in 2007 and is continuing in 2008.  All work is being conducted by CGH.  The Company incurred $4,063 of costs on the property during the first quarter of 2008 which were not recovered from CGH.  On April 14, 2008 and April 22, 2008, Almaden announced some encouraging drilling results on the Caballo Blanco project.  Those news releases are available at www.sedar.com.

Yago – During 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”) whereby Spire can acquire a 60% interest in the property by issuing 800,000 shares of Spire to Almaden and spending US$3.5 million on exploration.  Spire conducted topographic surveys, geological mapping and trenching on several veins.  A 3,000 metre drill program was halted by the rainy season.  The shallow holes drilled all intersected quartz veins.  The cost of the program was $516,566. Spire plans a 2008 drill program to focus on the Esperanza, Sarda, Magnolia and Sagitario veins.

San Carlos  - During the three months ended March 31, 2008, the Company spent $36,516 maintaining the claims which was written off to operations.  The Company is seeking a new partner for this project.

Santa Isabela and Matehuapil - In December 2007, the Company entered into an option agreement with Apex Silver Mines Limited (“Apex”) whereby Apex can acquire a 60% interest in the Matehuapil mineral concession by making payments of Mexican peso $3,312,000 by July 10, 2009, being 60% of the purchase payments (Mexican peso $1,324,800 received), and spending US$2.6 million on exploration by December 1, 2013.  The Company has no planned 2008 exploration program with all work being conducted by Apex.  During the first quarter of 2008, the Company made the second installment payment of $98,806 which it will apply to recover from the mineral property deposit required to guaranty payment for the concession.

Viky - The Company optioned this wholly owned project to Apex Silver Mines Limited (“Apex”) whereby Apex has an option to earn a 60% interest by spending US$5.6 million on exploration and making cash payments of US$1.35 million to Almaden over 5 years.  During the three months ended March 31, 2008, the Company received a payment from Apex of $101,149 cash and incurred $3,307 in cost on the property.  Apex started a drill program in February 2008.  No results have yet been received by the Company.

Tuligtic - During the three months ended March 31, 2008, the Company incurred costs of $25,842 on the property including maintenance costs of $14,356 which were written off to operations.  Further geochemical and geophysical surveys are planned in order to advance the property.  A new partner is being sought for the project.

Bufa - The Company re-negotiated the option with Lincoln Gold Corporation (“Lincoln”).  The Company has no planned 2008 exploration program with all work being conducted by Lincoln.  Lincoln commenced a drill program in March 2008.  No results have been received to date.

EXPLORATION PROJECTS – UNITED STATES

Nevada and Utah – The Company has been actively prospecting in Nevada and Utah.  This work has resulted in the acquisition of several properties by staking in 2007 and some of these properties were expanded in this quarter.  Exploration work consisting of alteration mapping, geochemical soil surveys and Induced Polarization geophysics is currently underway on these properties.  Once this work is completed, a partner will be sought for the projects.  During the first quarter of 2008, the Company incurred costs of $70,479 in the acquisition and $70,593 in the exploration of the properties of which $37,833 of maintenance costs were written off to operations.

Qualified Person under NI 31-101

Duane Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 and the chief executive officer and a director of Almaden, has reviewed the technical information in this Management’s Discussion and Analysis.

ADDITIONAL DISCLOSURES

Disclosure controls and procedures

As at March 31, 2008, an evaluation was carried out under the supervision of and with the participation of the Company’s chief executive officer and chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures.  Based on that evaluation, the officers concluded that as at March 31, 2008, the design and operation of these disclosure controls and procedures are effective at the reasonable assurance level.

Internal controls over financial reporting

The Company’s chief executive officer and chief financial officer have designed, or have caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

There has been no significant change in the Company’s internal control over financial reporting during the three months ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Contractual commitments

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2011. The Company is also committed to making acquisition payments of U.S.$10,000 in 2008 and 2009 for the Gallo de Oro claim. In April 2007 the Company entered into contracts with its CEO and COO for remuneration of $140,000 annually for two years, renewable for two additional successive terms of 2 years. The Company also entered into an agreement with its CFO and a company controlled by him for a term of one year, renewable for additional successive terms of 12 months for remuneration of $6,000 per month for the first three months and $5,000 per month thereafter. Although the Company does have government requirements in work and/or taxes to maintain claims held, the decision to keep or abandon such claims is not contractual but at its discretion.  All other property option payments on its projects have been assumed by third parties who are earning their interests in the projects. The following table lists the total contractual commitments as at March 31, 2008 for each period.

	2008	2009	2010	2011	Total

Office lease	$36,600	$59,100	$60,100	$5,000	$173,000
Property acquisition Executive employment contracts	$9,900 $210,000	$9,900 $210,000	- -	- -	$19,800 $490,000
Financial services agreement	$35,000	-	-	-	$51,000

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements other than disclosed above.

Critical accounting estimates

All costs relating to the acquisition, exploration and development of the Company’s mineral properties are capitalized and all income from mineral property options is credited against these costs. Should commercial production commence, these cost will be amortized. When a property is abandoned or when there is indication of impairment, all related costs are charged to operations.

The carrying value of the Company’s property, plant and equipment is compared to estimated net recoverable amounts and should the carrying value exceed its estimated recoverable amount, all amounts related to the impairment are charged to operations.

The Company’s financial assets and liabilities are cash and cash equivalents, accounts receivable and prepaid expenses, marketable securities, inventory, accounts payable and mineral taxes payable. Other than marketable securities (see Changes in accounting principles below), the fair values of its financial instruments are estimated to be their carrying values due to their short-term nature. Cash and cash equivalents includes short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose us to minimal risk.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The Company determines compensation expense using Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and expense such to operations over the vesting period.  The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option.  Changes in these input assumptions can significantly affect the fair value estimate.

Changes in accounting policies

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(a)

Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories.

(b)

Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

(c)

Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  Under this standard, the Company will be required to disclose the following, based on the information internally, to the Company’s key management personnel:

•

qualitative information about its objectives, policies and processes for managing capital; summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Financial instruments

The fair values of the Company’s cash and cash equivalents, short-term investments and interest receivable, GST and VAT receivable, prepaid expenses and deposits and accounts payables and accrued liabilities approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

(b)

Credit risk

The Company’s cash and short-term investments are held in large Canadian financial institutions.  Short-term investments are composed of financial instruments issued by Canadian banks.  These investments mature at various dates over the current operation period.  The Company does not have any asset-backed commercial paper in its short-term investments.  The Company’s GST and VAT receivable consists primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The

Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity.

(e)

Commodity price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company’s input costs are also affected by the price of fuel.  The Company monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

Outstanding share data

The Company’s authorized capital consists of an unlimited number of common shares without par value. As at May 12, 2008, 44,912,038 common shares were outstanding.

During the first quarter ended March 31, 2008, $240,878 was received pursuant to a private placement net of share issue costs and $282,705 was received from the exercise of stock options.

The following table summarizes information about warrants outstanding at May 12, 2008:

Number of warrants	Expiry date	Exercise price
162,500 25,000	July 21, 2008 March 20, 2010	$3.00 $3.00
187,500

The Company grants directors, officers, employees and contractors options to purchase common shares under its Stock Option Plan. This plan and its terms are detailed in Note 9(c) to the consolidated financial statements.

On March 17, 2008, the Company granted 15,000 options to an employee and 25,000 options to a contractor at an exercise price of $2.35 per share expiring on March 17, 2013.

The following table summarizes information about stock options outstanding at May 12, 2008:

Number of shares	Expiry date	Exercise price

100,000	July 6, 2008	$2.50
527,791	October 7, 2008	$0.45
25,000	September 7, 2009	$2.23
154,000	December 1, 2009	$0.39
806,000	December 14, 2009	$1.67
240,000	June 17, 2010	$1.79
1,795,000	July 6, 2011	$2.50
500,000	September 10, 2012	$2.32
100,000	November 15, 2012	$2.68
50,000	December 13, 2012	$2.52
40,000	March 17, 2012	$2.35
4,337,791

Related party transactions

During the three months ended March 31, 2008, the Company recorded administrative, professional and technical services of $66,219 from companies related by common directors or officers (2006 - $79,175).  A company with a common officer holds 25,000 warrants of the Company.  The Company has an investment in one company which has optioned a property from it with which it has one director in common.  Accounts receivable at March 31, 2008 included $223,640 owing from related companies (2007 - $101,354) and accounts payable included $270 due to related parties (2007 - $35,700).

Proposed transactions

The Company has no proposed transactions at this time.

Trends

Mineral exploration has been cyclical and the industry is currently very active spurred on by high metal prices and the volume of demand based mainly on activity in Asia. In earlier periods, the need for new projects was largely filled with divestment of properties owned and developed by state owned organizations and companies grew through mergers or acquisitions. There are fewer such opportunities remaining; as such there is demand from both junior and larger companies for advanced mineral properties to develop.  At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not permitted.  Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world. These issues tend to restrict the areas where mineral exploration and development of new mines can occur. This should make areas permissive to exploration more attractive. At the same time, there is a shortage of experienced explorationists. With current high metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work.

Risks and uncertainties

In the Company’s focus on the acquisition, exploration and development of mineral properties, it is subject to a number of risks and uncertainties, the more significant of which are discussed below. Additional risks and uncertainties not presently known to the Company may impact its future financial results.

Market Volatility for Marketable Securities

The Company’s marketable securities consist of shares of exploration companies which are historically very volatile.  There is no assurance that the Company will be able to recover the current fair market value of those shares.  The Company also may hold large number of shares in those companies which may be difficult to sell in illiquid markets from time to time.

Industry

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Reserve and mineralization estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices

The price of gold is affected by numerous factors including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore for all have the same or similar price risk factors.

Cash flows and additional funding requirements

The Company currently has no revenue from operations. If any of its exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest or be reduced to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, marketable securities, equity capital or the offering of an interest in its projects to another party. The Company currently has sufficient financial resources to undertake all of its planned exploration programs.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can impact cash flows. The exchange rate has varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

Almaden’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.  Intense lobbying over environmental concerns by NGOs have caused some governments to cancel or restrict development of mining projects.

Laws and regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal counsel in both Mexico and the United States.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in Canada may affect its properties in this jurisdiction in the future.

Possible Dilution to Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties.  This dilution is undertaken to spread or minimize the risk and to expose the Company to more exploration plays.  However, it means that any increased market capitalization or profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

At May 12, 2008 there were 4,337,791 stock options and 187,500 warrants outstanding.  Directors and officers hold 4,017,791 of the options and 320,000 are held by employees and consultants of the Company.  Directors and officers also hold 17,500 of the outstanding warrants.

Trading Volume

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on share price.

Competition

There is competition from other mining exploration companies with operations similar to the Company’s. Many of the companies with which it competes have operations and financial strength greater than the Company’s.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

OUTLOOK

The Company’s strong cash position will enable it to continue its exploration efforts in Mexico, the United States and Canada, seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Almaden Minerals Ltd.
Schedule of mineral properties
Acquisition and deferred exploration expenditures
For the three months ended March 31, 2008
(unaudited)			Canada					Mexico
	Elk	ATW	Merit	Nicoamen River	Skoonka Creek	Caballo Blanco	Viky	Tuligtic	Fuego	San Carlos	Yago	Caldera	Various Other	Total 2008	Total 2007
	$	$	$	$	$	$	$	$	$	$	$		$	$	$
Mineral properties,
Balance, beginning of period	1,075,694	46,451	7,434	5,296	1	1	113,339	5,166	1	36,201	1	16,253	381,816	1,687,654	2,024,923
Additions												5,895	192,883	198,778	2,427,083
Proceeds from options							-96,263						-8,500	-104,763	-3,853,077
Recoveries													-1,161	-1,161	-25,484
Writedown of deferred
acquisition costs													-1	-1	-220,939
Income on mineral properties													7,932	7,932	1,335,148

Balance, end of period	1,075,694	46,451	7,434	5,296	1	1	17,076	5,166	1	36,201	1	22,148	572,969	1,788,439	1,687,654

Deferred Exploration Costs
Balance, beginning of year	4,575,173	53,549	38,448	36,968	0	0	1,579	115,856	0	41,519	0	787	297,108	5,160,981	4,380,055

Costs incurred during the period
Drilling		92,298												92,298	410,645
Professional/technical fees	30,829					4,711	3,307	2,073	2,799	91		28,696	9,667	82,173	402,523
Claim maintenance/lease cost		5,682						14,356	6,198	35,805	6,394	16,982	133,374	218,791	447,320
Geochemical	552					6,468		4,182				37,316	69,442	117,960	254,710
Travel and accomodation	19,617					1,460		885	7,070			28,869	22,687	80,594	211,943
Geology, engineering	76,048							2,475				8,325		86,848	372,975
Salaries and wages	9	1,122				561		1,789		620		2,052	3,714	9,867	122,830
Supplies & misc.						1,941		82				9,879	2,428	14,330	52,239
Geophysical												11,520		11,520	63,827
Helicopter															56,881
Reclamation, environmental	1,033													1,033	145,895
Proceeds from options							-4,886							-4,886	-253,722
Recoveries		-2,000				-11,078					-6,697		-5,618	-25,393	-1,059,024
Write-down of deferred
exploration costs								-14,356	-16,067	-36,516		-16,982	-135,226	-219,147	-525,934
Income on mineral properties											303		2,231	2,534	77,819
	128,088	97,102	0	0	0	4,063	-1,579	11,486	0	0	0	126,657	102,699	468,522	780,926

Balance, end of period	4,703,261	150,651	38,448	36,968	0	4,063	0	127,342	0	41,519	0	127,444	399,807	5,629,503	5,160,981

Total	5,778,955	197,102	45,882	42,264	1	4,064	17,076	132,508	1	77,720	1	149,592	972,776	7,417,942	6,848,635